SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866


08004899

Our Ref: 22277-00002

September 2, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find one copy of two announcements made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen
Registered Foreign Lawyer
(New York)

Encl.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Announcement

(1) Results of the First Extraordinary General Meeting of 2008 Held on 26 August 2008

(2) Status on the Acquisition of Awilco Offshore ASA (4)

References are made to the Notice of the Extraordinary General Meeting and the circular of China Oilfield Services Limited (the "**Company**") dated 22 July 2008 (the "**Circular**") in relation to the Offer to acquire all outstanding shares in Awilco Offshore ASA ("**Awilco Offshore**") made by the Offeror and announcements of the Company dated 30 July 2008, 12 August 2008 and 18 August 2008 in relation to the status on the acquisition of Awilco Offshore. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the Circular.

The Board of Directors of the Company is pleased to announce that the Extraordinary General Meeting was held at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC at 2:30 p.m. (Beijing time) on 26 August 2008 (Tuesday). The shareholders in attendance either in person, online voting or by proxy at the Extraordinary General Meeting represent 3,086,343,991 shares, or 68.66% of the total issued share capital of the Company. Shareholders of H Shares representing 624,208,872 H Shares or 40.67% of the H Share attended the Extraordinary General Meeting. Shareholders of A Shares representing 2,461,638,520 A Shares or 83.15% of the A Shares attended the Extraordinary General Meeting. Meanwhile, shareholders of A Shares representing 496,599 A Shares, or 0.01% of the total issued share capital of the Company, took part in the online voting of the Extraordinary General Meeting. None of the shareholders of the Company was required to abstain from voting for the resolutions proposed at the Extraordinary General Meeting, and no shares entitling the holder to attend and vote only against the resolutions proposed at the Extraordinary General Meeting. The Extraordinary General Meeting was chaired by Mr. Yuan Guangyu, executive director of the Company. King and Wood, PRC legal advisors of the Company, was authorized by Computershare Hong Kong Investor Services Limited as the scrutineer and was responsible for voting counting. The Extraordinary General Meeting was validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the Extraordinary General Meeting, the following special resolutions were considered and approved by way of poll by a two-thirds majority vote, and the poll results of the votes are as follows:

SPECIAL RESOLUTIONS		For (Approximate percentage)	Against (Approximate percentage)	Total number of votes
(a)	To approve the making of the Offer subject to the satisfaction of the conditions as set out in the Circular and on the terms outlined in the Circular.	3,086,343,991 (100%)	0 (0%)	3,086,343,991
(b)	The board of Directors and any one Director be and is unconditionally and generally authorised to take any action and further actions on behalf of the Company in connection with the Offer in accordance with the terms set out in the Notice of the Extraordinary General Meeting.	3,086,343,991 (100%)	0 (0%)	3,086,343,991
(c)	Resolutions passed at the Extraordinary General Meeting shall be valid for a period of twelve (12) months from the date of passing.	3,086,343,991 (100%)	0 (0%)	3,086,343,991

The Company is also pleased to announce that the final results shows that the Offeror received acceptances of the Offer for a total of 147,414,929 shares in Awilco Offshore, representing approximately 98.66 per cent of the shares and votes in Awilco Offshore. As previously reported, this means that the conditions for completion of the Offer set out in section 2.5 (a)(acceptance level) and section 2.5(d) (shareholders' approval) of the Circular have been met.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

Hong Kong, 26 August 2008

As at the date of this announcement, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

COSL

中海油田服務股份有限公司
China Oilfield Services Limited

(Established in the People's Republic of China with limited liability)

(Stock Code: 2883)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2008

FINANCIAL HIGHLIGHTS

1. Revenue increased by 20.0% to RMB5,107 million
2. Profit from operations increased by 25.5% to RMB1,909 million
3. Profit attributable to shareholders increased by 40.1% to RMB1,534 million
4. Basic earnings per share were RMB34.13 cents

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2008

	Notes	Six months ended 30 June 2008 (unaudited) *RMB'000*	2007 (unaudited) *RMB'000*
REVENUE		**5,107,106**	4,254,644
Other revenues		**18,078**	2,445
Operating Expenses			
Depreciation		**(595,111)**	(504,611)
Employee compensation costs		**(542,112)**	(566,864)
Repair and maintenance costs		**(111,593)**	(85,929)
Consumption of supplies, materials, fuel, services and others		**(1,379,899)**	(1,036,697)
Subcontracting expenses		**(197,057)**	(133,235)
Operating lease expenses		**(173,095)**	(179,730)
Other selling, general and administrative expenses		**(48,849)**	(44,435)
Other operating expenses		**(168,605)**	(184,921)
Total operating expenses		**(3,216,321)**	(2,736,422)

	Notes	Six months ended 30 June 2008 (unaudited) RMB'000	2007 (unaudited) RMB'000
PROFIT FROM OPERATING ACTIVITIES		**1,908,863**	1,520,667
Exchange losses, net		**(90,140)**	(32,000)
Finance costs		**(26,436)**	(8,394)
Interest income		**103,332**	10,058
Share of profits of jointly-controlled entities		**102,538**	47,824
PROFIT BEFORE TAX		**1,998,157**	1,538,155
Tax	4	**(463,705)**	(442,605)
PROFIT FOR THE PERIOD		**1,534,452**	1,095,550
Attributable to equity holders of the Company		**1,534,452**	1,095,550
EARNINGS PER SHARE – basic	5	**34.13 cents**	27.42 cents

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2008

	Notes	30 June 2008 (unaudited) *RMB'000*	31 December 2007 (audited) *RMB'000*
NON-CURRENT ASSETS			
Property, plant and equipment		**12,842,129**	11,118,005
Intangible assets		**51,616**	52,122
Interests in jointly-controlled entities		**545,086**	493,060
Total non-current assets		**13,438,831**	11,663,187
CURRENT ASSETS			
Inventories		**511,901**	417,766
Prepayments, deposits and other receivables		**1,040,913**	209,611
Accounts receivable	*6*	**2,002,916**	1,407,031
Due from the ultimate holding company		**3,740**	1,495
Due from other CNOOC group companies		**6,328**	4,363
Available-for-sale investments		**323,603**	607,338
Pledged time deposits		**11,768**	12,206
Cash and cash equivalents		**6,423,769**	8,765,988
Total current assets		**10,324,938**	11,425,798
CURRENT LIABILITIES			
Trade and other payables	*7*	**2,132,215**	2,087,098
Salary and bonus payables	*8*	**199,311**	397,451
Tax payable		**642,366**	472,146
Current portion of long term bank loans		**200,000**	200,000
Due to the ultimate holding company		**–**	203,248
Due to other CNOOC group companies		**32,817**	24,465
Total current liabilities		**3,206,709**	3,384,408
NET CURRENT ASSETS		**7,118,229**	8,041,390
TOTAL ASSETS LESS CURRENT LIABILITIES		**20,557,060**	19,704,577
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**293,618**	235,569
Interest-bearing bank borrowings		**544,000**	744,000
Long term bonds	*9*	**1,500,000**	1,500,000
Total non-current liabilities		**2,337,618**	2,479,569
Net assets		**18,219,442**	17,225,008
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital		**4,495,320**	4,495,320
Reserves		**13,724,122**	12,190,250
Proposed final dividend		**–**	539,438
Total equity		**18,219,442**	17,225,008

(All amounts expressed in Renminbi, except for number of shares and unless otherwise stated)

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The registered office of China Oilfield Services Limited (the "Company") is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, the People's Republic of China (the "PRC").

The Company and its subsidiaries (hereinafter collectively referred to as the "Group") principally engages in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services.

In the opinion of the directors, the ultimate holding company of the Company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

As at 30 June 2008, particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly /indirectly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
COSL America Inc. ("COSL America")	United States of America 2 November 1994	100%	US$100,000	Sale of logging equipment
China Oilfield Services (BVI) Limited ("COSL (BVI)")	British Virgin Islands 19 March 2003	100%	US$1	Investment holding
COSL Chemicals (Tianjin) Limited ("COSL Chemicals")	Tianjin, PRC 7 September 1993	100%	RMB9,000,000 (Note 1)	Provision of drilling fluids services
COSL (Labuan) Company Limited ("COSL (Labuan)")	Malaysia 11 April 2003	100%	US$1	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited ("COSSA (BVI)")	British Virgin Islands 29 May 2003	100%	US$1	Investment holding
COSL (Australia) Pty Ltd ("COSL (Australia)")	Australia 11 January 2006	100%	AU$10,000	Provision of drilling services in Australia
COSL Hong Kong International Limited	Hong Kong 3 December 2007 (Note 2)	100%	HK$1	Investment holding
COSL Norwegian AS	Norway 23 June 2008	100%	NOK100,000	Investment holding

The above table lists the principal subsidiaries of the Company, which, in the opinion of the directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group.

Note 1: On 5 June 2008, the shareholder of COSL Chemicals approved the plan to distribute RMB4.4 million from the company's undistributed retained earnings, which has resulted in the capital of the company increasing from RMB4.6 million to RMB9.0 million.

Note 2: COSL Hong Kong International Limited was incorporated on 3 December 2007 as an investment holding company and subsequently was acquired by the Company on 8 January 2008. As at 30 June 2008, the company had not commence business operations.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2008 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2007.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007, except for the adoption of a new Interpretation mandatory for annual periods beginning on or after 1 January 2008, as follows:

HK(IFRIC)-Int 11 HKFRS 2-Group and Treasury Share Transactions

This Interpretation requires arrangements whereby an employee is granted rights to the Group's equity instruments to be accounted for as an equity-settled scheme, even if the Group buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this Interpretation did not have any effect on the financial position or operating results of the Group.

3. SEGMENT INFORMATION

The Group engages in a broad range of petroleum-related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services. Revenue, which also indicates the Group's turnover, represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment engages in the provision of oilfield drilling services;

(b) the well services segment engages in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion, the sale of well materials and well workovers;

(c) the marine support and transportation services segment engages in the transportation of materials, supplies and personnel to offshore facilities, the moving and positioning of drilling structures and the transportation of crude oil and refined products and the transportation of methanol or other petrochemical products; and

(d) the geophysical services segment engages in the provision of offshore seismic data collection, marine surveying and data processing services.

Business Segments

In the second half of 2007, management decided that well services, which were reported in the drilling services segment in prior years, were to be reported in the well services segment in order to provide more relevant segment information. As such, numbers of previous years have been reclassified to reflect the current classification. As a result of the reclassification, the revenues and segment results for the six months ended 30 June 2007 of the well services segment have increased by approximately RMB191.1 million and RMB69.4 million respectively. The revenue and segment results for the six months ended 30 June 2007 of the drilling services segment have decreased by approximately RMB191.1 million and RMB69.4 million, respectively. There was no change in the Group's revenue or operating results.

The following tables present the revenue net of sales surtaxes and profit information for the Group's business segments for the six months ended 30 June 2008 and 2007:

Six months ended
30 June 2008 (unaudited)

	Drilling services	Well services	Marine support and transportation services	Geophysical services	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenue					
Sales (including intersegment)	2,625,260	1,148,712	850,846	1,221,400	5,846,218
Less: Intersegment sales	413,392	27,306	54,551	243,863	739,112
Total sales to external customers	2,211,868	1,121,406	796,295	977,537	5,107,106
Segment results	926,479	240,878	293,995	447,511	1,908,863

Six months ended
30 June 2007 (unaudited)

	Drilling services	Well services	Marine support and transportation services	Geophysical services	Total
	(Restated)	(Restated)			
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenue					
Sales (including intersegment)	1,984,865	1,072,062	641,325	772,572	4,470,824
Less: Intersegment sales	126,770	47,262	28,407	13,741	216,180
Total sales to external customers	1,858,095	1,024,800	612,918	758,831	4,254,644
Results					
Segment results	789,929	182,929	173,228	374,581	1,520,667

4. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

During the 5th Session of the 10th national People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income tax Law (the "New CIT Law") was approved and became effective on 1 January 2008. The regulations on the implementation of the new CIT Law were approved at the 197th Executive Meeting of the State Council on 28 November 2007. In accordance with the New CIT Law, the Company and its subsidiary incorporated in the PRC are subject to corporate income tax at the rate of 25% (2007: 33%).

The State Administration of Taxation Circular Guoshuifa [2008] Number 17 clearly provides that enterprises which had been recognised as advanced technology enterprise prior to 1 January 2008 should pay provisional CIT at the rate of 25% pending a re-recognition process under the New CIT Law before they can enjoy the concession tax rate of 15%. On 14 April 2008, the Ministry of Science and Technology, the Ministry of Finance, State Tax Administration jointly issued a Circular on the Administrative Methods on the Recognition of Advanced Technology Enterprises Guokefahuo [2008] Number 172, and as of the balance sheet date, the Company was still in the process of applying for the re-recognition as an advanced technology enterprise.

As the reduction in the corporate income tax rate from 25% to 15% for the six months ended 30 June 2008 cannot be ascertained, at the date of this announcement, the directors consider it appropriate to use the rate 25% to accrue for both the income tax liability and the deferred tax liability of the Company for the six months ended 30 June 2008.

The Group's activities outside the PRC are mainly conducted in Indonesia, Australia, Mexico and Myanmar. The Group's drilling activities in Indonesia are mainly subject to a deemed profit withholding tax of 4.5% (2007: 4.5%) based on its gross service income generated from its drilling activities in Indonesia, and a further branch corporate income tax of 10% (2007: 10%) on the remaining deemed profit for the year. The Group's drilling activities in Australia are subject to income tax of 33% (2007: 33%) based on its taxable profit generated. The Group's drilling activities in Mexico are subject to an income tax rate of 28% (2007: 28%). The Group's drilling activities in Myanmar are subject to income tax of 3% (2007: 3%) based on its gross service income generated from its drilling activities in Myanmar.

An analysis of the Group's provision for income tax is as follows:

	Six months ended 30 June	
	2008	2007
	(unaudited)	(unaudited)
	RMB'000	*RMB'000*
Hong Kong profits tax	–	–
Overseas income tax:		
Current income tax	**34,590**	33,957
Deferred income tax	–	–
PRC corporate income tax:		
Current income tax	**371,066**	493,019
Tax benefit for qualifying research and development expense	–	(10,346)
Deferred income tax		
– change in PRC statutory tax rate	–	(85,631)
– movement during the period	**58,049**	11,606
Total income tax	**463,705**	442,605

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for Mainland China where the Company and the majority of its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e. the statutory tax rate) to the effective tax rate are as follows:

	Six months ended 30 June			
	2008		2007	
	(unaudited)		(unaudited)	
	RMB'000	**%**	*RMB'000*	*%*
Profit before tax	**1,998,157**		1,538,155	
Tax at the statutory tax rate of 25% (2007: 33%)	**499,539**	**25.0**	507,591	33.0
Profits and losses attributable to jointly-controlled entities	**(24,435)**	**(1.2)**	(15,782)	(1.0)
Effect of different tax rate for overseas subsidiaries	**(14,937)**	**(0.8)**	33,417	2.2
Tax benefit for qualifying research and development expense	**–**	**–**	(10,346)	(0.7)
Change in PRC statutory tax rate	**–**	**–**	(85,631)	(5.6)
Expenses not deductible for tax and others	**3,538**	**0.2**	13,356	0.9
Total tax charge at the Group's effective rate	**463,705**	**23.2**	442,605	28.8

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the six months ended 30 June 2008 of approximately RMB1,534,452,000 (six months ended 30 June 2007: RMB1,095,550,000) and the 4,495,320,000 (six months ended 30 June 2007: 3,995,320,000) shares in issue during the period.

There were no potentially diluting events for the period ended 30 June 2008 and 2007.

6. ACCOUNTS RECEIVABLE

The general credit terms of the Group range from 30 to 45 days upon the issuance of the invoices.

An aged analysis of accounts receivable based on the invoiced date as at the balance sheet date is as follows:

	30 June 2008 (unaudited) *RMB'000*	31 December 2007 (audited) RMB'000
Outstanding balances aged:		
Within one year	**1,998,921**	1,401,956
Within one to two years	**5,707**	7,323
Over two years	**2,447**	2,550
	2,007,075	1,411,829
Less: Provision for impairment of accounts receivable	**(4,159)**	(4,798)
	2,002,916	1,407,031

Included in accounts receivable are the following amounts due from CNOOC Limited, its subsidiaries and associates (collectively known as the "CNOOC Limited Group") and CNOOC, its subsidiaries and associates other than the CNOOC Limited Group (collectively know as the "CNOOC Group"), which arose from the ordinary course of business are repayable on similar credit terms to those offered to independent third party customers.

	30 June 2008 (unaudited) *RMB'000*	31 December 2007 (audited) RMB'000
Due from the CNOOC Limited Group	**999,611**	822,816
Due from the CNOOC Group	**94,404**	102,371
	1,094,015	925,187

7. TRADE AND OTHER PAYABLES

An aged analysis of trade and other payables as at the balance sheet date is as follows:

	30 June 2008 (unaudited) *RMB'000*	31 December 2007 (audited) RMB'000
Outstanding balances aged:		
Within one year	2,072,428	2,030,967
Within one to two years	45,280	45,628
Within two to three years	6,100	4,608
Over three years	8,407	5,895
	2,132,215	2,087,098

8. SHARE APPRECIATION RIGHTS PLAN

On 22 November 2006, the share appreciation rights plan for senior officer ("SAR Plan") was approved by the shareholders in an extraordinary general meeting. A total of 5 million share appreciation rights with an exercise price of HK$4.09 per share were awarded under the SAR Plan to seven senior officers, including the chief executive officer (president), three executive vice presidents, and three other non-executive vice presidents or supervisor. The share appreciation rights will become vested upon completion of two years' service period, and the senior officers can exercise their rights in four equal batches, beginning year 3 (first exercisable date: the first trading day after 22 November 2008), 4, 5 and 6 from the approval date of the SAR Plan.

The SAR Plan further provides that if the gain from exercising the share appreciation rights exceeds HK$0.99 per share in any year, the excess gain should be calculated using the following percentages:

1) between HK$0.99 to HK$1.50, at 50%;
2) between HK$1.51 to HK$2.00, at 30%;
3) between HK$2.01 to HK$3.00, at 20%; and
4) HK$3.01 or above, at 15%.

The grant of the share appreciation rights was completed and effective on 6 June 2007 when all the entitled senior officers agreed and signed individual performance contracts with the Company.

As at 30 June 2008, the fair value of the share appreciation rights granted was measured at HK$2.65 per share. The fair value of the rights is calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 0.86%, expected life of two years, expected volatility of 42.03% and risk-free interest rate of 4.96%. The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in profit or loss.

The amortisation of share appreciation rights liability amounted to approximately RMB1.0 million for the period ended 30 June 2008 (six months ended 30 June 2007: RMB2.1 million) was recorded in salary and bonus payables and general and administrative expenses.

The assumptions on which the valuation model is based represent the subjective estimation made by directors.

9. LONG-TERM BONDS

On 18 May 2007, the Group issued 15-year corporate bonds, with a nominal value of RMB100.00 per bond, amounting to RMB1,500,000,000. The bonds carry interest at a fixed coupon rate of 4.48% per annum, payable annually in arrears on 14 May and the redemption or maturity date is 14 May 2022.

10. DIVIDENDS

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations; and (ii) the net profit determined in accordance with Hong Kong Financial Reporting Standards.

The board of directors of the Company did not recommend the payment of interim dividend for the six months ended 30 June 2008 (six months ended 30 June 2007: Nil).

11. EVENTS AFTER THE BALANCE SHEET DATE

On 7 July 2008, the Company, through an indirectly held subsidiary of the Company, COSL Norwegian AS, has entered into an offer agreement with Awilco Offshore ASA ("Awilco"), a public limited liability company listed on the Oslo Stock Exchange, for a recommended cash tender offer to acquire all issued and outstanding shares of Awilco at an offer price of NOK85 in cash for each of Awilco's share. If the offer is fully accepted by all the shareholders of Awilco, the total amount payable is approximately NOK12,700 million (equivalent to approximately RMB17,130 million), subject to adjustment, if any. Details of the acquisition are set out in the Company's circular dated 22 July 2008.

The said acquisition was approved by the shareholders of the Company during the extraordinary general meeting held on 26 August 2008. The Company is expected to finance the said acquisition by internal resources and external financing institutions and to complete the acquisition by the end of September 2008.

12. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current period's presentation.

MANAGEMENT DISCUSSION AND ANALYSIS

(The financial information presented in the discussion and analysis is derived from the Group's unaudited financial statements that have been prepared in accordance with Hong Kong Financial Reporting Standards)

Industry Review

The first half of 2008 saw an economic slowdown, surging prices of goods, increasing pressure of global inflation, the fall-out of subprime crisis, a weakening US economy, depreciating US dollars, together with the influx of speculating funds playing up the crude oil futures price, causing the international crude oil price to reach an average USD 110.94 in the first half of the year, representing a drastic increase of 53% compared with the average oil price in 2007. The surging oil price drove the continued increase in the oil exploration and production investment, thus leading to the sustained prosperity of the oilfield services industry. As the leading integrated oilfield services provider in the China offshore market, COSL concentrated on our four core strategies, namely "technology-driven, cost effectiveness, integration and internationalisation". We achieved a steady increase in our operating results through various measures, including consolidation of the existing markets, expansion of emerging markets, reinforcement of management and reduction of costs. During the first half of 2008, COSL had a turnover of RMB5.11 billion, representing an increase of 20% from the same period last year, of which the overseas business generated a revenue of RMB1.278 billion, an increase of 67% from the same period last year.

BUSINESS REVIEW

Drilling Services Segment

As of 30 June 2008, out of the 15 drilling rigs that we operated (including one leased jackup), eight were located in Bohai Bay, China, five were located in South China Sea, one was located at offshore Indonesia and one at offshore Australia.

During the first half of 2008, given the development of overseas market and the rise in day rate, our turnover of drilling services business amounted to RMB2,211.9 million, representing an increase of RMB353.8 million or 19.0% compared with RMB1,858.1 million of the same period last year, of which four module rigs operating at the Gulf of Mexico Bay became the major driver for the development of overseas market. In the first half of 2008, the calendar day utilization rate of the project stood at 98.1%, generating revenue of approximately RMB200 million for the Group. In addition, the land rigs services provided for the customers in Gansu, China and Lybia also achieved satisfactory results.

During the first half of 2008, the accumulated operating days of our drilling rigs were 2,413 days, a decrease of 245 days from 2,658 days of the same period last year. The operating days of jack-up rigs decreased by 263 days from the comparative period mainly due to the upgrade and enhancement of operating capability of COSL931 in contrast to the 135 days that other jack-up rigs require periodic maintenance 182 days. The aggregate repair days of the COSL931 and other jack-up rigs were increased to 317 days, an increase of 275 days compared with the same period last year. Furthermore, the operating days of the COSL931 was increased by 12 days due to the increase in the calendar days for the period. The operating days of the semi-submersible rigs fleet increased by 18 days compared with the same period last year, mainly due to the decrease of repair days of 15 days during the period and the increase of operating days by 3 days because of the calendar days. Due to the maintenance of the drilling rigs, the average calendar day utilization rate of the fleet in the first half of the year was 88.4%, a decrease of 9.5% compared with the same period last year, of which, the average calendar day utilization rate of the jack-up rigs was 85.5% and 100.0% for the semi-submersible fleet. The available day utilization rate again reached 100.0%.

During the first half of 2008, average day rate of drilling rigs was USD117,120/day (USD/RMB conversion rate was 1:6.8591 on 30 June 2008), which represented a 41.4% increase from USD82,836/day from the same period last year (USD/RMB conversion rate was 1:7.6155 on 29 June 2007). Of this, the average day rate for jack-up rigs was USD101,281/day, which represented a 48.4% increase from USD68,235/day for the same period last year, and the average day rate for semi-submersible rigs was USD171,281/day, which represented a 20.8% increase from USD141,746/day of the same period last year.

Well Services Segment

During the first half of 2008, while we had continue to offer existing customers with logging, drilling fluids, directional drilling, cementing, well workover and well completion services, the overseas market of our well services segment has expanded with new businesses — providing directional well engineering and technical services to customers in the Philippines in respect of 34 geothermal wells. During the first half of the year, revenue for well services amounted to RMB1,121.4 million, an increase of RMB96.6 million or 9.4% from RMB1,024.8 million of the same period last year.

During the first half of 2008, the changes in the operating volume for each of the businesses of well services were as follows:

Services	For the six months ended 30 June		
	2008	**2007**	**Change %**
Logging (no. of jobs)	468	462	1.3%
Directional drilling (no. of jobs)	403	248	62.5%
Drilling fluids (no. of wells)	146	139	5.0%
Cementing (no. of wells)	205	238	-13.9%
Well workover (Team•Day)	8,184	7,610	7.5%
Well Completion (no. of jobs)	261	236	10.6%

During the first half of 2008, the changes in the turnover for each of the businesses of well services were as follows:

Services	For the six months ended 30 June		
	2008	**2007**	**Change %**
	RMB in millions	*RMB in millions*	
Logging	216.1	177.1	22.0
Directional drilling	221.6	161.6	37.1
Drilling fluids	154.1	177.1	-13.0
Cementing	192.6	167.8	14.8
Well workover	278.2	258.6	7.6
Well completion and other oilfield production optimization	58.8	82.6	-28.8
Total	1,121.4	1,024.8	9.4

From the two tables above, it can be seen that the operations of the well services realized a cumulative revenue of RMB1,121.4 million, an increase of 9.4% the same period last year, of which, the turnover of the logging business reached RMB216.1 million, with an increase of 22.0% from the same period last year due to the implementation of new domestic projects and the application of the high-tech equipments.

The operating volume of directional drilling services increased significantly, mainly due to the carrying out of new projects, thereby leading to an increase in turnover by 37.1% from the same period last year. Due to the decreased usage of high value-added materials during the period, the turnover of the drilling fluids business declined by 13.0% from the same period last year. Due to the increased usage of more high value-added materials resulting from the complicated conditions of operation wells, the revenue of the cementing services increased by 14.8% from the same period last year, in spite of the declining operating volume. With the rise in the operating volume, the turnover of the well workover services increased by 7.6% from the same period last year. There was an increase in the operating volume of the well completion and other oilfield production optimization services for the period, mainly due to the increasing operating volume of coiled tube, pump services and nitrogen foaming. However, as the service price of these items were not high and the operation in some of the projects in the overseas market were completed, the turnover of well completion and other oilfield production optimization services for the period decreased by 28.8% from the same period last year.

Marine Support and Transportation Services Segment

We possess and operate the largest and most comprehensive offshore utility transportation fleets in China. On 30 June 2008, the Group owned an aggregate of 68 utility vessels of various types and leased an aggregate of 5 utility vessels on a long-term basis. At the same time, the Group owned an aggregate of 4 oil tankers and five chemical carries.

With the rise in service price and operation of 2 chemical carriers, the revenue of our marine support and transportation services in the first half of 2008 reached RMB796.3 million, representing an increase of 29.9% from RMB612.9 million in the same period last year.

As of the end of the first half of 2008, our 68 working vessels operated a total of 11,853 days, representing a decrease of 72 days from the same period last year. The average available day utilization rate was 99.9%, representing an increase of 0.4% compared to the same period last year. The calendar day utilization rate was 96.0%, representing an increase of 1.7% compared to the same period last year. In addition, the Group leased five platform supply vessels from the joint venture company, Eastern Marine Services Ltd. and operated accumulative 864 days during the first half of the year.

Gross transportation volume of oil tankers for the period was 482,485 tons, a 2.6% decrease from 495,391 tons in the same period last year. Transportation volume of chemical carries was 577,167 tons, an increase of 51.4% from 381,270 tons in the same period last year, mainly due to increased transportation volume brought by additional chemical carries.

Geophysical Services Segment

During the first half of 2008, the demand for geophysical services in China offshores continued to be strong. Facing the robust market conditions, in March 2008, the first 8-cable seismic vessel of the Group and COSL719 the most advanced geophysical vessel in Asia currently, commenced operation. The vessel had been in good operation condition since its delivery, and its cumulative operation reached 1,081 square kilometers in the first half of the year. With the delivery and high efficiency of the new vessel, there were sound development in the overseas market of geophysical services. In the first half of the year, seismic vessel COSL718 debuted its first overseas operation, with surveying and other services generating a revenue of RMB220 million in Myanmar together. Driven by both the increase in the operating volume of collection and the development of overseas market, the turnover of the geophysical services for the Group in the first half of the year reached RMB977.5 million, with an increase of RMB218.7 million or 28.8% compared with the RMB758.8 million of the same period last year.

During the first half of 2008, the changes in the operating volume of geophysical services were as follows:

Services	For the six months ended 30 June 2008	2007	Change %
2D Collection (km)	26,854	22,912	17.2%
2D Processing (km)	3,277	6,157	-46.8%
3D Collection (km^2)	6,735	5,691	18.3%
3D Processing (km^2)	5,011	2,637	90.0%

From the table above, it can be seen that with the delivery for operation of the eight-cable seismic vessel and COSL719, in the first half of 2008, the operating volume of 3D collection for the Group recorded an increase of 18.3% from the same period last year. Driven by the market demand and the increase in the business volume of data collection, the operating volume of the corresponding 3D data processing reached 5,011 square kilometers, representing a significant increase of 90.0% from the same period last year. As for 2D collection services in the first half of 2008, the Group completed a collection volume of 26,854 km, an increase of 17.2% from the comparative period, mainly due to the increase of operating volume for Nanhai 502 by 8,154 km resulting from the commencement of new domestic projects. The operating volume of the 2D data processing business decreased by 46.8% to 3,277 km from the same period last year due to declining market demand.

Surveying services

Revenue from surveying services in the first half of 2008 amounted to RMB127.5 million, up RMB21.2 million or 19.9% from RMB106.3 million in the same period last year. This was mainly because of the increase in the operating volume in Bohai Bay, and the overseas surveying services in Myanmar posted an additional income of RMB7.3 million for the period.

FINANCIAL REVIEW

1. Revenue

During the first half of 2008, the revenue of the Group reached RMB5,107.1 million, representing an increase of RMB852.5 million or 20.0% from RMB4,254.6 million for the same period last year, mainly due to the increase in operation volume, service fees increment and the operation of new facilities.

The table below shows the revenue of each of the business segments:

Segments	For the six months ended 30 June 2008	2007	Change %
	RMB in millions	*RMB in millions*	
Drilling services	2,211.9	1,858.1	19.0
Well services	1,121.4	1,024.8	9.4
Marine support and transportation services	796.3	612.9	29.9
Geophysical services	977.5	758.8	28.8
Total	5,107.1	4,254.6	20.0

2. Other revenue

During the first half of 2008, other revenue of the Group amounted to RMB18.1 million, compared to RMB2.4 million for the same period last year, representing an increase of RMB15.7 million. The increase was due to insurance compensation received in the current period.

3. Operating expenses

During the first half of 2008, the Group continued to focus on the "cost effectiveness strategy" to reinforce cost control and achieved satisfactory results. Operating expenses in the first half of the year totaled to RMB3,216.3 million, representing an increase of RMB479.9 million or 17.5% from RMB2,736.4 million for the same period last year. The increase of the Group's operating expenses was lower than that of the Group's revenue.

The table below shows the breakdown of operating expenses for the Group in the first half of 2008:

Item	For the six months ended 30 June 2008 RMB in millions	2007 RMB in millions	Change %
Depreciation	595.1	504.6	17.9
Employee compensation costs	542.1	566.9	-4.4
Repair and maintenance costs	111.6	85.9	29.9
Consumption of supplies, materials, fuel services and others	1,379.9	1,036.7	33.1
Subcontracting expenses	197.1	133.2	48.0
Operating lease expenses	173.1	179.7	-3.7
Other selling, general and administrative expenses	48.8	44.4	9.9
Other operating expenses	168.6	185.0	-8.9
Total operating expenses	3,216.3	2,736.4	17.5

The operating expenses for each of the segments are as shown in the table below:

Segments	For the six months ended 30 June 2008 RMB in millions	2007 RMB in millions	Change %
Drilling services	1,285.9	1,068.4	20.4
Well services	891.6	842.2	5.9
Marine support and transportation services	503.7	440.3	14.4
Geophysical services	535.1	385.5	38.8
Total	3,216.3	2,736.4	17.5

(1) Drilling services

The operating expenses for drilling services in the first half of 2008 was RMB1,285.9 million, an increase of 20.4% from the same period last year, which is principally attributable to:

- The depreciation charge increased by RMB43.2 million due to the addition of 4 module rigs and 2 ground rigs for the period;

- Consumption of the goods and other services for the period increased by RMB213.5 million due to the rise in prices of raw materials and fuels as a result of inflation;

- The subcontracting expenses increased by RMB7.7million due to the implementation of new projects.

(2) Well services

The operating expenses for well services in the first half of 2008 was RMB891.6 million, an increase of 5.9% from the same period last year, mainly due to:

- The increase of subcontracting expenses increased by RMB61.2 million from the same period last year, as a result of the increased subcontracted work arising from the saturated workload for the purpose of increasing market share.

(3) Marine support and transportation services

The operating expenses for marine support and transportation services in the first half of 2008 was RMB503.7 million, up 14.4% from the same period last year, mainly due to:

- The increase of consumption of goods and other services consumption by RMB71.8 million for the period, as a result of the commencement of operation of new vessels and the rise in the prices of the raw materials.

(4) Geophysical services

The operating expenses for geophysical services in the first half of 2008 was RMB535.1 million, up 38.8% from the same period last year, mainly due to:

- The increase of depreciation charge by RMB20.1 million for the period, as a result of commencement of operation of the new vessel, COSL719 and the purchase of the new equipments, including underwater cable;

- The increased consumption of goods and other services by RMB97.1 million for the period, as a result of the increase in operating volume and the rise in oil prices;

- The increase of operating lease expenses by RMB38.0 million for the period, as a result of rising lease expenses of positioning vessels and standby vessels arising from increased workload.

4. Operating profit

The operating profit for the Group in the first half of 2008 amounted to RMB1,908.9 million, representing an increase of RMB388.2 million or 25.5%, from RMB1,520.7 million for the same period last year. The operating profit for each of the segments are as shown in the table below:

Segments	For the six months ended 30 June 2008	2007	Change %
	RMB in millions	*RMB in millions*	
Drilling services	926.5	789.9	17.3
Well services	240.9	182.9	31.7
Marine support and transportation services	294.0	173.2	69.7
Geophysical services	447.5	374.7	19.4
Total	1,908.9	1,520.7	25.5

5. Financial Expenses

During the first half of 2008, the financial expenses of the Group was RMB13.2 million, compared with RMB30.3 million for the same period last year. The decrease of RMB17.1 million in financial expenses was mainly due to the increased interest income increased by RMB93.3 million, and the increased exchange loss and interest expenses by RMB58.1 million and RMB18.1 million, compared with the same period last year.

Increase of interest income was mainly due to increase in cash balances as a result of the Company's A share issue in 2007. Increase in exchange loss was mainly due to increase in financial assets denominated in US dollars as a result of increase in overseas sales coupled with the impact of RMB's appreciation. The increase of interest expense was mainly due to decrease of capitalized interest as the fixed assets related to the loan had commenced operation.

6. Share of profits and losses from jointly-controlled entities

During the first half of 2008, our share of profits from jointly controlled entities amounted to RMB102.5 million, representing an increase of RMB54.7 million or 114.4% compared to RMB47.8 million for the same period last year. The main reason for the increase was that there was a higher growth in the revenue of both Eastern Marine Services Ltd. and COSL-Expro Testing Services (Tianjin) Company Ltd. for the period compared with the same period last year.

Growth in the revenue of Eastern Marine was contributed by the increase of service price while the growth in the revenue of COSL-Expro was due to longer operation period in the current period as the company was incorporated by the end of February 2007.

7. Profit before tax

During the first half of 2008, the profit before tax attained by the Group was RMB1,998.2 million, representing a growth of RMB460.0 million or 29.9% compared to RMB1,538.2 million for the same period last year. The increase was mainly due to higher growth in our drilling services, geophysical services and marine support and transportation services.

8. Income tax

The net income tax expense of the Group in the first half of 2008 was RMB463.7 million, representing an increase of RMB21.1 million or 4.8% from RMB442.6 million of the same period last year.

9. Profit after tax

During the first half of 2008, the profit before tax of the Group increased by RMB460.0 million or 29.9% from the same period last year. The net income tax expense increased by RMB21.1 million, therefore the profit after tax rose to RMB1,534.5 million, representing an increase of RMB438.9 million or 40.1% from the RMB1,095.6 million of the same period last year.

10. Debt servicing ability and funding resources

Cash and cash equivalents at the beginning of the 2008 were RMB6,797.1 million. The net cash inflow from operating activities for the period was RMB1,350.2 million and net cash outflow from investing activities was RMB3,156.8 million. Net cash outflow from financing activities was RMB1,007.1 million, and the changes in exchange rate resulted in the cash reduction of approximately RMB44.4 million. As of 30 June 2008, our cash and cash equivalents were RMB3,939.0 million.

11. Cash generated from operations

The net cash generated from operating activities in the first half of 2008 amounted to RMB1,350.2 million, representing an increase of RMB454.3 million or 50.7% from RMB895.9 million for the same period last year, mainly due to cash received from the sales of goods and the provision of labor increased by RMB740.7 million in line with the development of the Group's businesses, while the cash paid for the purchase of goods and the services decreased by RMB150.6 million. Meanwhile, the cash paid for employees increased by RMB362.8 million, the tax expenses paid increased by RMB56.0 million and other outflow related to operating activities increased by RMB18.2 million.

12. Cash outflow from investing activities

During the first half of 2008, the net cash outflow from investing activities of the Group was RMB3,156.8 million, representing an increase of RMB1,213.7 million from RMB1,943.1 million for the same period last year. The increase was mainly due to the increase of capital expenditure to RMB2,329.6 million for the period, an increase of RMB1,334.3 million or 134.1% compared to RMB995.3 million in the same period last year.

	For the six months ended 30 June		
Segments	**2008**	**2007**	**Change %**
	RMB in millions	*RMB in millions*	
Drilling services	954.4	516.3	84.9
Well services	455.4	187.2	143.3
Marine support and transportation services	562.9	98.6	470.9
Geophysical services	356.9	193.2	84.7
Total	2,329.6	995.3	134.1

Capital expenditure for drilling services was mainly used for building two 350-feet jack-up drilling rigs, five land drilling rigs and the upgrade and conversion of the jack-up drilling rig COSL 931. Capital expenditure for well services was mainly used for building two multi-function drilling platforms (LIFTBOAT), purchasing cementing, logging equipments and other operation related facilities. Capital expenditure for marine support and transportation services was mainly used for building 18 oilfield utility vessels. Capital expenditure for geophysical services was mainly used for converting one platform supply vessel into eight-cable geophysical vessel.

13. Cash outflow from financing activities

During the first half of 2008, cash outflow from financing activities of the Group was RMB1,007.1 million. It was mainly used for the repayment of the borrowing of RMB200.0 million to CNOOC, repayment of the borrowing of RMB200.0 million to China Import-Export Bank, payment of dividends of RMB539.4 million and interest payment of RMB91.5 million. In addition, the Group received the State's research and development projects funding cash of RMB23.8 million.

OUTLOOK

Looking into the second half of 2008, the economy in China will face a more complicated international environment. Although there has been a decrease in the price of crude oil, it still remains high. Therefore, opportunities and challenges continue to exist for the oilfield services industry. COSL will rely on its four existing business segments, continuously improve internal controls and maintain its cost effectiveness. The Group will increase effort to expand overseas market while consolidating the domestic market, increasing investment in equipments (it is expected that one 400-feet jack-up rig (COSL 942), at least three land rigs and nine utility vessels will be delivered for operation in the second half of the year), reasonably utilizing external resources and optimizing investment structure. At the same time, the Group will continue to improve R&D capabilities and speeding up the conversion of achievements in science and technology into productivity, improve capital management and strive to achieve development by leaps and bounds, greatly advocate energy saving and emissions reduction, further develop the QHSE system, strengthen the corporate culture and improve COSL's branding. The Group will proactively undertake social responsibility and strive to create more value for shareholders and provide greater contributions to society.

OTHER INFORMATION

Audit Committee

The audit committee comprises of three independent non-executive directors of the Company. The audit committee has reviewed the accounting principles and practices adopted by the Group as well as the internal control and financial reporting matters. The interim results for the six months ended 30 June 2008 have not been audited but have been reviewed by Ernst &Young in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Hong Kong Institute of Certified Public Accountants. The unaudited interim financial report for the period ended 30 June 2008 has been reviewed by the audit committee.

Corporate Governance Practices

For the six months ended 30 June 2008, the Company has complied with the Code on Corporate Governance Practices as stated in Appendix 14 of the Listing Rules, save for provision E.1.2.

Pursuant to provision E.1.2 of the Code on Corporate Governance Practices, the chairman of the board is required attend the annual general meeting of the Company. However, Mr. Fu Chengyu, the chairman of the Company, failed to attend the annual general meeting of the Company held on 3 June 2008 due to an unexpected matter that required his immediate attention. According to the Articles of Association of the Company, the deputy chairman of the Company is required to preside the general meeting and act as the chairman of the meeting in the absence of the chairman. Therefore, Mr. Yuan Guanyu, the deputy chairman of the Company, was elected the chairman of the above annual general meeting and presided the meeting.

Compliance with the Model Code for Securities Transactions by Directors of Listed Companies

Upon specific enquiry to each and every director by the Company, the directors have confirmed that they have, for the six months ended 30 June 2008, complied with the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Listing Rules.

Purchase, Disposal and Redemption of our Listed Securities

Neither the Company nor its subsidiaries have purchased, disposed of or redeemed any of the Company's listed securities during the six months ended 30 June 2008.

Material Litigation and Arbitration

The Group was not involved in any material litigation and arbitration during the six months ended 30 June 2008.

DISCLOSURE OF INFORMATION ON THE HKSE'S WEBSITE

All information required by paragraphs 46(1) to 46(6) of Appendix16 of the Listing Rules will be published on the HKSE's website (http://www.hkex.com.hk) and our website (http://www.cosl.com.cn) in due course.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

28 August 2008

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

END